Exhibit 4.1

VD Capital Pty. Ltd.
46/650 George Street,
Sydney, NSW 2000,
Australia
Phone:+61 420 296 314
invest@sinovcf.com

3 October 2025

KNOREX Ltd.
4th Floor, Harbour Place,
103 South Church Street,
Grand Cayman, P.O. Box 10240,
KY1-1002, Cayman Islands

Attention: Mr Justin Choo

Dear Sirs,

PROPOSAL FOR CONSULTING SERVICES

We refer to our recent discussions during which you have requested us to provide post-IPO consulting services to KNOREX Ltd. (the "**Company**") and its subsidiaries (collectively, the "**Group**") to strengthen the Group and bring it to the next level. We are pleased to submit for your consideration our proposal to act in the capacity as requested.

We set out the proposed terms and conditions of our engagement as follows:

Scope of Engagement and Responsibilities

This letter and its Annexes (collectively, the "Engagement Letter"), describe the terms on which VD Capital Pty. Ltd. (the "Consultant", "our", "we", "us") has agreed to provide consulting and advisory services (the "Services") to you (the "Company" or "you"). Listed below are the scope of Services that we would like to propose to you:

a) Capital management and fundraising (see Annex A)
b) Corporate development (see Annex B)
c) Management and business consulting (see Annex C)

Annex A, B and C set out the main areas regarding our proposed engagement. This engagement may be enlarged from time to time as you ask us to perform additional services and we agree to perform such additional services.

In performing the above Services, the Consultant shall be given full co-operation by the staff members, management and directors of the Company or the Group.

For the avoidance of doubt, our appointment is of a purely advisory and consultative nature and at no point in time, shall we be deemed to be an executive, officer, director, servant, agent or an employee of your firm or corporation, or having an active role in the management of the Company or the Group.

Nothing in this agreement prohibits the Company from seeking independent third-party advice on any matter recommended by us.

Duration of Engagement

The engagement term (the "**Term**") are listed in Annex A, B and C respectively. Either party may terminate with 30 days' written notice (or 14 days for material breach). Upon termination, any unearned prepaid fees shall be refunded within 14 days. Unearned fees shall be calculated on a pro rata basis according to the number of days remaining in the Term from the effective date of termination, unless termination is for the Company's material breach, in which case no refund shall be due.

Fees and Billing Arrangements

Our professional fees (all inclusive; including disbursements and out-of-pocket expenses) for this engagement (based on the scope of work and responsibilities described in each Annex) are listed in the respective Annex. The Company shall pay the full amount within 7 days of execution of this engagement letter. Such payment is an advance against professional services to be rendered over the respective Term.

No additional fees shall be payable after termination except for services already rendered prior to the effective date of termination. If either the scope of work increases beyond that outlined in the respective Annex or any of the parameters are not met, we will discuss the revised fees with you.

Conditional Refund Right

If we fail to deliver any of the key deliverables within the stated timelines for each Service, the Company may give written notice of such failure. If the failure is not cured within 15 business days, the Company may terminate this engagement for cause and receive a refund of the unearned portion of the fee calculated pro rata from the date of termination, plus an additional 10% of the unearned amount as liquidated damages (which the parties agree is a reasonable estimate of the Company's likely losses and not a penalty).

Right to Pause

If the Company reasonably determines that we are not making adequate progress toward any key deliverable, the Company may, after 10 business days' written notice specifying the perceived deficiency, suspend the engagement and any further accrual of fees until the issue is resolved. During suspension, the unearned portion of the upfront fee shall be held as a credit for future services. If the engagement is subsequently terminated for cause, the unearned portion shall be refunded as set out above.

Travel expenses

In the event we are required to travel out of Australia, we will write to Company to request for approval before any bookings are made if we estimate that the total expenses for that trip would exceed US$25,000.

Deliverables and Reporting

Weekly (each session 30 minutes to 1 hour unless cancelled by Company) and monthly updates via meeting shall be provided, and a quarterly progress report shall be delivered in writing. Other deliverables shall be provided in writing within the agreed timelines as agreed. The Company may request reasonable additional information or clarification regarding any report or deliverable, and the Consultant shall respond within 3 business days.

Limitation of Liability

In consideration of us performing the above services, the Company agrees to indemnify and keep the Consultant, its directors, officers, employees and/or agents indemnified against all suits, actions, losses, damages, claims, liabilities, costs and expenses whatsoever and howsoever arising out of or relating to our services provided in connection with this engagement, except to the extent finally judicially determined to have resulted from the intentional misconduct of Consultant.

Notwithstanding the indemnity above, the Consultant's total aggregate liability arising out of or relating to this engagement, whether in contract, tort (including negligence) or otherwise, shall not exceed the total fees paid by the Company under this agreement. The indemnity shall not apply to any loss caused by Consultant's gross negligence or breach of fiduciary duties (if any).

Other Matters

Notwithstanding anything to the contrary, a person who is not a party to this engagement governed by these terms and conditions has no right under the contract to enforce any of these terms and conditions.

This engagement letter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of Singapore.

Any dispute, controversy, claim or difference of any kind whatsoever arising out of, in connection with, or relating to this engagement letter, including any question regarding its existence, validity, interpretation, performance, breach, termination or the determination of the rights and obligations of the parties hereto, shall be finally resolved by arbitration administered by the Singapore International Arbitration Centre (SIAC) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference into this clause.

The seat of arbitration shall be Singapore. The language of the arbitration shall be English. The arbitral award shall be final and binding on both parties.

We would be grateful if you would formally confirm your acceptance of the terms and conditions set out in the Engagement Letter by signing and returning a copy to us.

Should you have any queries, please do not hesitate to contact me. We look forward to working with you. Thank you.

Yours faithfully
VD Capital Pty. Ltd.

[redacted]

Vincent Zhu
Director

ACKNOWLEDGEMENT & ACCEPTANCE

To: VD Capital Pty. Ltd.

We hereby acknowledge receipt and agree to the terms and conditions of your engagement letter.

....[redacted]...............
Name: Justin Choo
Designation: CEO
Date: 7 Oct 2025

Annex A: Capital Management and Fundraising

Term/duration: 12 months

Fees: US$1,250,000

Scope of Work

The key objective is to assist Company in capital management and fundraising through the following activities:

a) Planning and strategizing
   - Help Company to understand its post-IPO financing options
   - Strategize with Company to formulate post-IPO financing and fundraising plan that suits the Company stage and direction
   - Provide recommendation on the choice of financing
   - Walkthrough with Company on its positioning for capital market and financing

b) Investors introduction and liaison
   - Introduce Company to investors for financing options
   - Assist Company in screening investors that match with Company's criteria
   - Assist and guide Company in preparation of materials and dataroom
   - Arrange and coordinate meetings and subsequent follow-up communications with funders/investors

c) Financing transaction negotiation and coordination
   - Assist Company to compare and evaluate the financing offers and navigate the various offers and options that suit the Company
   - Provide similar benchmarks and guidance for comparison for shortlist and decisioning
   - Assist Company in negotiating the received offers
   - Follow-up and communications with the investors/funders
   - Conduct basic due diligence on the investors/funders of their company or funds, especially to surface any red flags to Company
   - Support and guide the Company towards successful signing and closing of the offer

Proposed Schedule / Key Deliverables

Key Activities	Due Date
Detailed work plan and quarterly milestones	Month 1
Introduction to investors	By Month 3
Weekly / Monthly Meeting	As Company requires
Quarterly strategic review (written)	End of each quarter

** Any changes to the schedule of this of deliverables shall be mutually agreed in writing.*
*** Taking into consideration of public holidays in respective countries.*

Annex B: Corporate Development

Term/duration: 15 months

Fees: US$800,000

Scope of Work

a) Understand the Company's existing businesses and direction by working closely with the existing Company's team and understand its strengths and gaps;

b) Strategize with the Company to formulate its post-IPO positioning and roadmap for its corporate development strategy and roadmap;

c) Advise company on related corporate development (M&A) targets that match with Company's stage and requirements to accelerate the Company's business growth;

d) Conduct preliminary due diligence of the target companies and their executives, and also assess culture and direction fit with the Company;

e) Conduct initial screenings and attend to meetings with the shortlisted targets based on Company's requirements;

f) Attend meetings with the Company's management and finance teams and also with the targets upon request;

g) provide valuation benchmarks and precedent transactions that can impact negotiation leverage;

h) Assist in term sheets and definitive agreements negotiation, if required;

i) Work with Company to develop integration roadmap for any acquired target (people, tech, operations, culture);

j) Provide introduction and/or access to integration specialists, if applicable; and

k) Introduce public-market ready talent while also introduce builders who have necessary experience and drive to accelerate the Company's growth.

Schedule / Key Deliverables

Key Activities	Due Date
Understand the Company business, product roadmap, financing events and direction	31 Jan 2026 **
Commence weekly and monthly updates to be held via virtual meeting or in person, if applicable	Ongoing till end of engagement
Refine strategic assessment findings and align roadmap considerations with Management	28 Feb 2026 **
Provide quarterly strategic progress review	Ongoing at the beginning of April, July, October and January till end of engagement
Provide a preliminary M&A strategy roadmap and discuss with Management, with initial targets evaluation framework. Refinement of shortlisted targets and strategic alignment discussions.	31 March 2026 30 April 2026
Officially kick-start the M&A engagement with the identified/shortlisted targets.	1 May 2026 (or as advised by Company)
• Conduct preliminary meetings with the targets • Submit to Company for review and approval for further advancements • Conduct preliminary due diligence • Assist Company in term sheet and negotiation with the target	Within 1 month from confirmation of shortlisted targets by Company
Aim to achieve 1st deal that match criteria and facilitate a term sheet between Company and the target.	30 October 2026

** Any changes to the schedule of this of deliverables shall be mutually agreed in writing.*
*** Taking into consideration of public holidays in respective countries.*

Annex C: Management and Business Consulting

Term/duration: 12 months

Fees: US$1,600,000

Scope of Work

a) Understand the Company's existing businesses, operating model, and strategic direction by working closely with the Company's management team and identifying strengths, gaps, and post-IPO maturity opportunities;

b) Advise the Company on organisational effectiveness, including reporting structures, decision-making frameworks, and scaling of internal capabilities appropriate for a public company;

c) Advise the Company on governance enhancements suitable for a post-IPO listed entity, including board reporting, committee structures, and management accountability frameworks (excluding legal or regulatory compliance advice, which shall be obtained separately by the Company);

d) Advise the Company on go-to-market strategy, strategic partnerships, and channel strategy in adtech/martech, particularly in the APAC markets and markets that the Company has specified;

e) Advise the Company on operational efficiency and scalability, including process improvements, resource allocation, and cost optimisation appropriate for a growing public company;

f) Introduce experienced talents that can help to accelerate the Company's growth and fill the gaps;

g) Work with the Company and its investor relations team for messaging, presentation or any other materials needed to support for financing and reporting;

h) Advise the Company on post-IPO performance metrics and KPIs for board and management reporting, including benchmarking against comparable public companies;

i) Attend meetings with the Company's management and finance teams upon request to provide strategic advisory input;

j) Provide quarterly strategic reviews assessing the Company's progress against post-IPO objectives and recommending adjustments.

Proposed Schedule / Key Deliverables

Key Activities	Due Date
Detailed work plan and quarterly milestones	Month 1
Organisational effectiveness assessment and recommendations	Month 2
Go-to-market strategy document	Month 4
Strategic roadmap	Month 5
Quarterly strategic review (written)	End of each quarter

* *Any changes to the schedule of this of deliverables shall be mutually agreed in writing.*
** *Taking into consideration of public holidays in respective countries.*